

VIA FACSIMILE AND U.S. MAIL

Mail Stop 3561

March 26, 2010

Mr. Stuart A. Rose
Chief Executive Officer
Rex Stores Corporation
2875 Needmore Road
Dayton, OH 45414

> **Re:** **Rex Stores Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 16, 2009**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2009**
> **Filed December 3, 2009**
> **File No. 1-9097**

Dear Mr. Rose:

We have reviewed your response dated February 19, 2010 to our comment letter dated January 27, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 31, 2009

Financial Statements

Note 2. Investments, page 57

1. We reviewed your response to comment 10 in our letter dated January 27, 2010. We note your intention to perform the Rule 3-09 significance tests in connection with the upcoming filing of your Form 10-K for fiscal 2009. Please be advised that three years of financial statements for both Big River and Patriot will be required to be included in the upcoming filing. The significance tests for fiscal

2009 will indicate whether the financial statements for fiscal 2009 are required to be audited.

Note 16. Discontinued Operations and Assets Held for Sale, page 78

2. We reviewed your responses to comments 13 and 14 in our letter dated January 27, 2010. Based on the information you provided, it appears that the historical operations of closed retail stores, as well as the restructuring charges related to closed stores, should be classified in discontinued operations from the date of the store closure. Please note and consider the following:

    o As discussed in the basis for conclusions of the FASB in paragraph B106 of SFAS 144, the elimination of assets in a disposal transaction is not a condition for reporting discontinued operations. While we understand that you continue to have operations, cash flows and continuing involvement with the *real estate assets*, it appears that the operations and direct cash flows of *closed stores* (the component) have been eliminated from your ongoing operations. We also understand that you do not have any significant continuing involvement in the operations of the stores after their closure. If our understanding on this point is not correct, please explain in detail. If you believe predominant practice supports your position, please explain in detail.   .
    o It appears that you should not expect significant cash flows from a migration of customers to other open and operating retail stores as a result of your plan to exit the retail business (refer to FASB ASC 205-20-55-7). If our understanding on this point is not correct, please explain in detail.
    o Costs associated with an exit activity involving discontinued operations should be included in income from discontinued operations (refer to FASB ASC 420-10-45-3).

    Either provide us with additional information that clearly supports your classification of operating results of closed stores and related restructuring costs in continuing operations or reclassify such amounts to income from discontinued operations in your financial statements included in Form 10-K for the fiscal year ended January 31, 2010. If you reclassify the operating results of closed stores and related restructuring costs to discontinued operations, we believe you should provide some disclosure that alerts users of the financial statements that the operating results of closed stores and related restructuring charges classified in income from continuing operations in previously issued financial statements for the fiscal year ended January 31, 2009 and the subsequent interim periods were reclassified as discontinued operations. Please also describe the reason for the reclassifications and the effect of the reclassifications on each financial statement line item, including per-share amounts.

Lastly, please tell us how you plan to classify the extended warranty activities of the retail segment in your financial statements for fiscal 2009 and the basis in GAAP for your presentation. It seems that these activities should also be reclassified to discontinued operations as a result of your exit of the retail business.

Form 10-Q for Fiscal Quarter Ended October 31, 2009

Item 1. Financial Statements

Note 15. Discontinued Operations, page 23

3. We reviewed your response to comment 18 in our letter dated January 27, 2010. We do not believe you have supported your position that the subleased real estate is properly reported within results of continuing operations. Rather, it appears to us that the lease termination costs and other exit costs related to the retail business should be classified in discontinued operations. Please revise your classification of lease termination costs and other exit costs related to the retail business or provide detailed information that further supports your classification of such exit costs in continuing operations. Refer to the above comment regarding closed stores included in continuing operations for fiscal 2009.

Item 9A. Controls and Procedures, page 84
Evaluation of Disclosure Controls and Procedures, page 84
Management's Annual Report on Internal Control Over Financial Reporting, page 84

4. Please tell us whether you reevaluated the conclusions of your chief executive and financial officers regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting in light of your failure to file the financial statements of Big River Resources, LLC and Patriot Renewable Fuels, LLC in accordance with Rule 3-09 of Regulation S-X. If your certifying officers' conclude that your disclosure controls and procedures and/or internal control over financial reporting are effective despite your failure to provide the required financial information, please describe the basis for the officers' conclusions. Please also address this comment in light of our comments regarding the classification of results of discontinued operations as applicable. See Items 307 and 308 of Regulation S-K.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR.

Mr. Stuart A. Rose
Rex Stores Corporation
March 26, 2010
Page 4

Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,
/s/ William Thompson
Branch Chief